08 May 2025

Dear SEC,

Pursuant to 17 C.F.R. § 240.15Fb2-3, Natixis SA ("Natixis") hereby provides notice to the Securities and Exchange Commission ("Commission") of its amended Form SBSE-A through Form SBSE-A/A.

Natixis is a conditionally registered Security-Based Swap Dealer.

Natixis has updated the following attached Form SBSE/A:

- Submission Contact Information
- Contact Employee
- Execution Date
- Number of principals: 23
- Principals (specify):
  - Mohamed Kallala (Principal Title Change)
  - Helene Madar (New Principal)
  - Lionel Baud (New Principal)
  - Guillaume Burtschell (New Principal)
  - Stephanie Paix (Principal Registration Withdrawn)
  - Guillaume Emmanuel Loeuille (Principal Registration Withdrawn)
  - Catherine Halberstadt (Principal Registration Withdrawn)
  - Valerie Savani (Principal Registration Withdrawn)
  - Philippe Hourdain (Principal Registration Withdrawn)
- Other Business
- Execution
  - Name of Person Signing on Applicant's behalf Chief Compliance Officer: Guillaume Burtschell
- French Opinion for Books and Records
  - French Opinion updated 31 March 2025

Kind regards,

Ola Opoosun
Natixis SA